Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business/Financial Editors:
    CoolBrands International Inc. reports financial results for the three and six months ended February 28, 2007

    MARKHAM, ON, May 3 /CNW/ - CoolBrands International Inc. (TSX: COB.A)
(the "Company") today announced its operating results for the second quarter of fiscal 2007 ended February 28, 2007.

    Operating results (amounts expressed in U.S. dollars)

    The Company reported a net loss of $(10,300,000), or $(0.18) per basic and fully diluted share for the three months ended February 28, 2007 compared to a loss of $(7,952,000), or $(0.14) per basic and fully diluted share in the prior year period. For the first six months of fiscal 2007, the Company had a loss of $(15,145,000), or $(0.27) per basic and fully diluted share, compared to a loss of $(12,356,000), or $(0.22) per share in the prior year. The net loss in the second quarter was comprised of a net loss from continuing operations of $(7,627,000), or $(0.13) per basic and fully diluted share, and a loss from discontinued operations of $(2,673,000), or $(0.05) per basic and fully diluted share, which included a gain on sale of discontinued operations of $970,000. Contributing to the loss in the second quarter of fiscal 2007 were severance and other salary related payments and accruals of $4,200,000 relating to the termination of staff as a result of the shutdown of the
Company's New York office at the end of March 2007.
    For the second quarter of fiscal 2007, revenue from continuing operations decreased to $13,659,000, compared to $15,479,000 in the prior year quarter.
The decrease was attributable to the closing of the Americana Foods L.P. plant
(the Company's 50.1% subsidiary that accounted for $50,745 in annual net sales in Fiscal 2006 but was generating significant operating losses) in October
2006 and a overall reduction in volume from its continuing operations.

    Cash and working capital

    Cash increased to $55,102,000 at February 28, 2007, compared to $393,000 at August 31, 2006, principally due to the proceeds from sales of businesses after reducing debt and paying related expenses. Working capital was
$26,420,000 an increase of $50,412,000 compared to a working capital deficit of $(23,992,000) at August 31, 2006.

    Business update

    During the second quarter of fiscal 2007, the Company completed the sale of its subsidiary company, CoolBrands Dairy, Inc. (its yogurt segment), and its food service segment generating proceeds of approximately $69,000,000, including cash of approximately $63,000,000, a note receivable of $5,000,000 and funds placed into escrow of approximately $1,000,000. At February 28, 2007 the Company operated only in the frozen dessert segment. On March 30, 2007, the Company sold its Whole Fruit and Fruit-a-Freeze assets (part of its frozen dessert operations) for cash proceeds of approximately $4,600,000.
    As a result of the sale of a majority of its businesses, the Company has provided notice to certain licensors of product brands of its intention to terminate the license agreements with those licensors. The ability of the
Company to effect these terminations is uncertain. As reported in the press release issued by the Company on its first quarter results, the Company was served notice on March 12, 2007 by Godiva Chocolatier, Inc. and Godiva Brands,
Inc. alleging that the Company has breached its license agreement and the licensor has filed a claim in the Supreme Court of the State of New York for damages of $14 million for breach of contract plus additional damages. The outcome and resolution of such claim is uncertain at this time.
    In October 2006, the Company, through certain of its subsidiaries, as creditors of Americana Foods, a 50.1% owned subsidiary of the Company, filed an involuntary petition of bankruptcy against Americana Foods. An independent trustee was appointed to oversee the liquidation of assets and liabilities of
Americana Foods and has now sold or liquidated the assets of Americana Foods and is completing his accounting. As a result of its ownership position, the consolidated financial statements of the Company reflect the assets and liabilities of Americana Foods. Once the bankruptcy proceedings are finalized, the Company will remove these assets and liabilities from its balance sheet and anticipates reporting a gain in its income at that time.
    The Company's Board of Directors is currently evaluating the future direction of the Company.

    Other

    In the Management's Discussion and Analysis of financial results accompanying the Company's annual financial statements for the year ended
August 31, 2006, management identified certain material weaknesses and deficiencies in internal controls over financial reporting. As noted above, the Company has undergone a significant downsizing and has disposed of or closed down substantially all of its businesses. Accordingly, the Company no longer owns the businesses where the material weaknesses in internal controls over financial reporting had been identified. The Company expects that its financial reporting will become less complicated and management is designing processes and procedures to reflect the size of the organization. However, as a result of the identified deficiencies in internal controls over financial reporting, the Chief Executive Officer and the Chief Financial Officer have not provided the required certifications to the Canadian Securities
Commissions on the filing of the financial statements.

    Forward-Looking Statements

    This press release includes certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 regarding, among other things, statements relating to goals, plans and projections regarding CoolBrands' financial position and business strategy. These statements may be identified by the fact that they use such words as
"anticipate", "estimate", "expect", "intend", "plan", "believe" and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause actual outcomes and results to differ materially from current expectations. These factors include, among other things, market factors, the ability of CoolBrands to effectively manage the risks inherent with divestitures, mergers and acquisitions, currency risk exposure, existing and potential litigation involving the Company, the performance of management, including management's ability to implement its plans as contemplated,
CoolBrands' relationship with its customers, franchisees, licensees and licensors, governmental regulations and legislation. CoolBrands undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

    <<
    CoolBrands International Inc.
    Consolidated Balance Sheets
    As at February 28, 2007 and August 31, 2006
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed in thousands of U.S. dollars)

                                                   February 28,    August 31,
                                                      2007           2006
    Assets
    Current assets:
      Cash                                        $     55,102  $        393

      Restricted cash                                      864             -
      Receivables, net                                   1,970         9,980
      Inventories                                        3,315         6,978
      Income taxes recoverable                          11,000        11,000
      Prepaid expenses                                     336           740
      Current assets of discontinued
       operations held for sale                          8,351        43,174
                                                  ---------------------------

    Total current assets                                80,938        72,265

    Non-current assets of discontinued
     operations held for sale                            1,272        64,498

    Property, plant and equipment                        2,045         3,918

    Property, plant and equipment subject
     to bankruptcy proceeding                           18,061        18,386

    Intangible and other assets                            386           993

    Goodwill                                               488           488
                                                  ---------------------------

                                                  $    103,190  $    160,548
                                                  ---------------------------
                                                  ---------------------------

    Liabilities and Shareholders' Equity
    Current liabilities:
      Secured notes payable to a related company  $     21,674  $          -
      Notes payable in default                               -        10,077
      Notes payable of majority owned
       subsidiary in default                                 -        23,501
      Accounts payable                                  11,183        18,740
      Accrued  liabilities                              12,420        14,615
      Current liabilities of discontinued
       operations held for sale                          4,828        24,897
      Income taxes payable                                   6           140
      Other liabilities                                  4,407         4,287
                                                  ---------------------------

    Total current liabilities                           54,518        96,257

    Long-term debt, including obligations
     under capital leases                                  278           348

    Non-current liabilities of discontinued
     operations held for sale                                -           825

    Deferred income taxes                                2,000         2,000
                                                  ---------------------------

    Total liabilities                                   56,796        99,430
                                                  ---------------------------

    Commitments and contingencies

    Shareholders' Equity:
    Capital stock                                       97,804        97,804
    Additional paid-in-capital                          40,581        38,812
    Accumulated other comprehensive loss                (2,812)       (1,464)
    Accumulated deficit                                (89,179)      (74,034)
                                                  ---------------------------

    Total shareholders' equity                          46,394        61,118
                                                  ---------------------------

                                                  $    103,190  $    160,548
                                                  ---------------------------
                                                  ---------------------------

    CoolBrands International Inc.
    Consolidated Statements of Operations
    For the three and six months ended February 28, 2007 and 2006
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed in thousands of U.S. dollars,
     except for per share data)

                      For the three months ended   For the six months ended
                       February 28,  February 28,  February 28,  February 28,
                          2007          2006          2007          2006

    Net revenues:

    Net sales         $     12,361  $     14,705  $     20,116  $     36,809

    Interest,
     royalties,
     licensing and
     consumer products
     license revenue
     and other income        1,298           774         1,556         1,590
                      -------------------------------------------------------

    Total net revenues      13,659        15,479        21,672        38,399
                      -------------------------------------------------------

      Cost of goods sold    12,331        20,495        18,879        42,934
      Selling, general
       and administrative
       expenses              7,708         7,620        15,163        16,445
      Interest expense       1,247           313         1,658           710
      Provision for
       impairment                -             -           725             -
                      -------------------------------------------------------
      Loss from
       continuing
       operations before
       income taxes and
       minority interest    (7,627)      (12,949)      (14,753)      (21,690)

    Minority interest            -        (1,890)            -        (3,660)
                      -------------------------------------------------------

    Loss before
     income taxes           (7,627)      (11,059)      (14,753)      (18,030)

    Recovery of
     income taxes                -        (5,179)            -        (8,068)
                      -------------------------------------------------------

    Net loss from
     continuing

     operations             (7,627)       (5,880)      (14,753)       (9,962)
                      -------------------------------------------------------

    Discontinued
     operations:

    Loss from
     discontinued
     operations             (3,643)       (2,478)       (3,041)       (2,800)
    Gain on sale of
     discontinued
     operations                970           406         2,649           406
                      -------------------------------------------------------
    Net income (loss)
     from discontinued
     operations             (2,673)       (2,072)         (392)       (2,394)
                      -------------------------------------------------------
    Net loss          $    (10,300) $     (7,952) $    (15,145) $    (12,356)
                      -------------------------------------------------------
                      -------------------------------------------------------

    Per share data:
    (Loss) per share
     (basic and diluted):
    Continuing
     operations       $      (0.13) $      (0.10) $      (0.26) $      (0.18)
    Discontinued
     operations              (0.05)        (0.04)        (0.01)        (0.04)
                      -------------------------------------------------------
                      $      (0.18) $      (0.14) $      (0.27) $      (0.22)
                      -------------------------------------------------------
                      -------------------------------------------------------

    Weighted average
     shares outstanding:

    Shares used in per
     share calculation -
     basic                  56,075        56,033        56,075        56,022
    Shares used in per
     share calculation -
     diluted                56,075        56,033        56,075        56,022

    CoolBrands International Inc.
    Consolidated Statements of Shareholders' Equity
    For the six months ended February 28, 2007
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed in thousands of U.S. dollars)

                                         Accumulated
                                            other                    Total
                              Additional   compre-                   share-
                     Capital   paid-in-    hensive   Accumulated    holders'
                      stock    capital     losses      deficit      equity
                  -----------------------------------------------------------
    Balance at
     August 31,
     2006         $   97,804  $   38,812  $   (1,464) $  (74,034) $   61,118
    Comprehensive
     loss:

    Net loss                                             (15,145)    (15,145)
    Other
     comprehensive
     loss, net of
     income taxes:
    Currency
     translation
     adjustment                               (1,348)                 (1,348)
                                                                  -----------
    Total
     comprehensive
     loss                                                            (16,493)
    Fair value of
     warrants
     granted for
     services                      1,764                               1,764
    Stock-based
     compensation
     expense                           5                                   5
                  -----------------------------------------------------------
    Balance at
     February 28,
     2007         $   97,804  $   40,581  $   (2,812) $  (89,179) $   46,394
                  -----------------------------------------------------------
                  -----------------------------------------------------------

    CoolBrands International Inc.
    Consolidated Statements of Cash Flows
    For the three and six months ended February 28, 2007 and 2006
    -------------------------------------------------------------------------
    (Unaudited)
    (Amounts expressed in thousands of U.S. dollars)

                      For the three months ended    For the six months ended
                       February 28,  February 28,  February 28,  February 28,
                          2007          2006          2007          2006

    Cash and short
     term investments
     provided by
     (used in):
    Operating
     activities:
    Net loss          $    (10,300) $     (7,952) $    (15,145) $    (12,356)
    Adjustments to
     reconcile net
     loss to net cash
     flows from
     operating
     activities
      Net loss from
       discontinued
       operations            3,643         2,478         3,041         2,800
      Gain on sale of
       discontinued
       operations             (970)         (406)       (2,649)         (406)
      Provision for
       asset impairment          -             -           725             -
      Depreciation and
       amortization            349         1,781           922         3,075
      Stock-based
       compensation

       expense                   -           357             5           620
      Fair value of
       warrants issued
       for services              -             -         1,764             -
      Expenses paid in
       connection with
       purchase of
       indebtedness              -             -           267             -
      Excess tax benefits
       from stock-based
       compensation              -          (141)            -          (245)
      Other                   (261)            -             -             -
      Deferred income
       taxes                     -          (745)            -        (2,038)
      Minority interest          -        (1,770)            -        (3,660)
    Cash effect of
     changes from
     continuing
     operations:
      Receivables             (103)       (1,832)        8,010         9,163
      Inventories              754         3,164         3,663         3,837
      Income taxes
       recoverable               -        (4,862)            -        (4,374)
      Prepaid expenses         525           408           404           222
      Accounts payable      (3,166)       (9,548)       (7,557)      (21,128)
      Accrued liabilities     (545)       (7,975)       (2,195)       (8,341)
      Income taxes payable    (132)        2,622          (134)        2,622
      Other assets           1,164            11           607          (407)
      Other liabilities        146          (449)          120          (525)
                      ------------- --------------------------- -------------
    Cash (used in)
     provided by
     operating
     activities             (8,896)      (24,859)       (8,152)      (31,141)
                      ------------- --------------------------- -------------
      Investing
       activities:
        Purchase of
         (proceeds from
         sale of)
         property,
         plant and
         equipment           1,276       (1, 079)        1,276        (1,755)
        Redemption of
         investments             -             -             -         7,500
        Change of notes
         receivable              -          (231)            -          (231)
                      ------------- --------------------------- -------------
    Cash provided by
     investing activities    1,276        (1,310)        1,276         5,514
                      ------------- --------------------------- -------------
      Financing
       activities:
        Proceeds from
         issuance of
         Class A and
         B shares                -             -             -            92
        Change in
         revolving line
         of credit,
         secured              (696)       (3,612)      (10,077)       (3,612)
        Repayment of
         notes payable
         of majority

         owned subsidiary
         in default              -             -        (2,094)            -
        Repayment of
         long-term debt        (70)       (2,068)          (70)       (3,745)
        Increase in
         restricted cash      (864)            -          (864)            -
        Excess tax
         benefits from
         stock-based
         compensation            -           141             -           245
                      ------------- --------------------------- -------------
    Cash (used in)
     financing activities   (1,630)       (5,539)      (13,105)       (7,020)
                      ------------- --------------------------- -------------
    Effect of foreign
     currency translation
     on cash balances       (1,316)          (49)       (1,348)          (42)
                      ------------- --------------------------- -------------
    Cash flows provided
     by (used in)
     discontinued
     operations
    Net income (loss)
     from discontinued
     operations             (3,643)       (2,478)       (3,041)       (2,800)
    Operating                4,724        19,108         3,140        17,045
    Investing               62,953         8,033        75,939         8,033
                      ------------- --------------------------- -------------
    Cash provided
     by (used in)
     discontinued
     operations             64,034        24,663        76,038        22,278
                      ------------- --------------------------- -------------
    Increase (decrease)
     in cash and cash
     equivalents            53,468        (7,094)       54,709       (10,411)
    Cash and cash
     equivalents -
     beginning of period     1,634        20,745           393        24,062
                      ------------- --------------------------- -------------
    Cash and cash
     equivalents -
     end of period    $     55,102  $     13,651  $     55,102  $     13,651
                      ------------- --------------------------- -------------
                      ------------- --------------------------- -------------
    Non-cash financing
     activities:
    Purchase of
     indebtedness by
     2118769 Ontario
     Inc.                        -             -  $     21,407             -
    Payment of expenses
     in connection with
     purchase of
     indebtedness by
     2118769 Ontario Inc.        -             -  $        267             -
    >>

    %SEDAR: 00003887E          %CIK: 0001005531

    /For further information: Carla Aedo, Telephone: (905) 479-8762/
    (COB.A.)

CO:  CoolBrands International Inc.

CNW 19:50e 03-MAY-07